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                   U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                                                Commission File
                                                                 Number 0-9725

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                 (Check One):

[X] Form 10-K and Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
and Form 10-QSB   [ ] Form N-SAR

                For Period Ended:  September 30, 1995
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                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
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________________________________________________________________________________
 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________________
        If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:
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                        PART I--REGISTRANT INFORMATION

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        Full Name of Registrant:  Aurora Electronics, Inc.

        Former Name if Applicable:  N/A

            2030 Main Street, Suite 1120
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        Address of Principal Executive Office (Street and Number)
            Irvine, California 92714
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            City, State and Zip Code






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                       PART II--RULES 12b-25(b) AND (c)

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        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)     The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K of Form N-SAR, or portion thereof will be filed on or before that fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)     The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

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                             PART III--NARRATIVE

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        State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

        The Registrant is in the process of negotiating an amendment, including waivers and adjustments, to certain covenants under its Senior Secured Credit Agreement dated as of May 12, 1994 (the "Senior Credit Agreement"). Although the Registrant and its senior lenders have reached agreement on the major terms of the amendment, final approval and documentation has not been completed nor executed. Management of the Registrant believes that the outcome of these negotiations are material to the disclosures contained in the Registrant's Annual Report on Form 10-K and expects to execute completed documentation of the amendment within the time period prescribed by Rule 12b-25.

                                                (Attach Extra Sheets if Needed)



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                         PART IV-- OTHER INFORMATION

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        (1)     Name and telephone number of person to contact in regard to this notification

             John P. Grazer                 (714)          660-1232
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                 (Name)                  (Area Code)  (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes   [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X] Yes   [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Aurora Electronics, Inc.
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                 (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  January 2, 1996         By:  /s/  JOHN P. GRAZER
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                                         John P. Grazer, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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                                  ATTACHMENT
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                             PART IV, QUESTION 3
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        The following is a synopsis of the significant item that will be disclosed and accounted for in the Registrant's Fiscal 1995 Form 10-K. This item, together with the inclusion of a full twelve months of revenues from the Registrant's Century Division, which was acquired in March 1994, caused a significant change in the Registrant's results of operations from the last fiscal year. On November 26, 1995, the registrant announced preliminary (unaudited) results for its fourth quarter ended September 30 and Fiscal 1995. The registrant reported revenues for the fourth quarter of approximately $34.5 million, 7% higher than for the fourth quarter of fiscal 1994. Unaudited earnings per share of the fourth quarter of 1995 were $0.04 versus a loss of $1.21 ($0.89 loss from continuing operations) for the same period in 1994. Revenues for all of fiscal 1995 were approximately $141.9 million compared to $120.4 million for fiscal 1994. Unaudited loss per share for fiscal 1995 was $1.79 compared to a loss of $.89 for fiscal 1994.

        Corporation Reorganization
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        In the third quarter of fiscal 1995, the Registrant initiated and substantially completed a corporate reorganization aimed at focusing the Registrant on those businesses which were determined to have the highest potential for growth - spare parts distribution and electronics recycling and asset recovery - and eliminated unprofitable or non-strategic business activities. As a consequence of this restructuring, the Registrant (a) exited its memory upgrade manufacturing and supply business (formerly the Premier Division) and (b) substantially downsized its depot repair services operation (acquired through its acquisition of FRS, Inc. in September 1993) and refocused these operations to support the Century Division's spare parts distribution, inventory management and logistics activities. As a result of the reorganization, the Premier Division's primary facility was closed, repair service centers in Memphis, Tennessee and Houston, Texas were consolidated into the Registrant's Sacramento, California facility, and the repair operations were significantly downsized.



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